Newmont Mining Corporation

1700 Lincoln Street

Denver, CO 80203

Phone 303-863-7414

Facsimile 303-837-5837

www.newmont.com

August 25, 2006

Jill S. Davis

Branch Chief

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2004

Filed March 15, 2005

Form 10-K for Fiscal Year Ended December 31, 2005

Filed March 2, 2006

Response Letter Dated August 24, 2006

File No. 1-31240

Dear Ms. Davis:

Please find below the Company’s responses to the Securities and Exchange Commission Staff (the “Staff”) comments that were contained in the Staff’s letter to Mr. Richard T. O’Brien of the Company dated August 9, 2006. The Company wishes to thank the Staff for the August 7, 2006 teleconference to discuss the remaining Staff comments and we hope this response will complete the Staff’s review of the Company’s filings. As previously noted, the Company continues to perform due diligence procedures on an acquisition that may require access to the capital markets and accordingly, we will contact you shortly to determine whether the Company has “cleared” the review process.

Form 10-K for the Fiscal Year Ended December 31, 2005

General

1.	Please provide us with a draft amendment of your document that includes the proposed disclosure revisions indicated in your responses to our prior comments as well as for the disclosures requested below.

Please see the attached proposed revisions including:

•	Attachment A - Item 1, Business, Exploration,

•	Attachment B - Item 1A, Risks Related to Newmont Operations - Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill;

•	Attachment C - Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, Exploration Segment Goodwill; and

•	Attachment D - Item 8, Financial Statements and Supplementary Data, Note 2 - Summary of Significant Accounting Policies, Ore on Leach Pads.

Risk Factors, page 8

2.	Please add a risk factor that addresses your accounting for the $1.1 billion of goodwill allocated to your exploration reporting unit in connection with your 2002 Normandy acquisition. We expect that this risk factor will:

•	Explain, if true, that your exploration reporting unit goodwill impairment accounting methodology assumes that fair value of that reporting unit includes a portion of the cash flows derived from your existing mine-based reporting units.

The Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and known mineralized material from discoveries which have not been advanced to proven and probable reserves (“value beyond proven and probable reserves”) are included when determining the fair value of mine site reporting units and are excluded when determining the fair value of the Exploration Segment.”

•	Clarify the nature and source of the mine-based future cash flows that you have attributed to the exploration unit.

The Staff is supplementally advised that the nature of mine-based (near-mine) future cash flows that are attributed to the Exploration Segment, that is, cash flows as a result of future exploration success, by definition prevents the Company from identifying the source of such future cash flows beyond that of being the result of future exploration success. Please see the response to the above comment for additional disclosure.

•	Compare and contrast the difference between the mine-based cash flows used to determine the fair value of the exploration reporting unit and the mine-based reporting unit.

See proposed additional disclosure under the first bullet point of comment number 2.

•	Explain, if true, that your exploration reporting unit valuation approach includes all speculative value at both existing mine locations as well as all expected future mining locations.

See proposed additional disclosure under the first bullet point of comment number 2.

•	Highlight that the way that you manage and evaluate performance within your business, and therefore how you have determined your reporting unit’s results in a methodology used to apply the accounting guidance for purchase price allocations and subsequent goodwill impairment testing which may differ from others also engaged in mining activities.

The Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The Company’s approach to managing and evaluating the performance of our mine-site reporting units and Exploration Segment may differ from the approach taken by other companies in the mining industry. Other mining companies may take the view that future exploration value at mine-site reporting units should be included in the tangible assets of that reporting unit and therefore the value is subject to amortization and different impairment testing guidance. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry. The Company believes that based upon the facts known at acquisition, all value attributable to acquired assets, including goodwill residual value, was recognized for the acquired entities.”

•	Explain the impact this difference in methodology will have on an investor’s ability to compare your financial position and results of operations to other entities engaged in mining activities. We note that your approach resulted in a significant portion of the purchase price being allocated to goodwill, a non-amortizing asset, in the exploration reporting unit. Others have taken the view that the speculative value associated with a mine-based reporting unit are a part of that reporting unit’s tangible mining assets, which are subject to amortization and different impairment guidance.

See proposed additional disclosure in the preceding comment.

•	Please include an additional risk factor that explains the nature and the extent to which your assumptions developed and used to determine the fair value of your exploration reporting unit are susceptible to change.

The Company will revise “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and capital return thresholds in increasing quantities in perpetuity. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.”

•	Add risk factor disclosure that addresses the impact on goodwill, in the event that your mining operations and exploration activities are not able to find additional reserves of sufficient quantity to continue to support your current estimates of your exploration unit’s fair value.

See proposed additional disclosure in the preceding comment.

•	Please add a risk factor which discusses that your exploration reporting unit valuation approach assumes that you will be able to locate ore deposits in increasing quantities and of a sufficient size to meet your operational needs, as well as your current internal rate of return on capital expansion, in perpetuity. Also highlight, if true, that such finds are becoming increasingly difficult to locate and that smaller deposits may be more costly to develop and produce. Finally, further discuss the regulatory and political constraints the exploration function may encounter in its search for new reserves.

See proposed additional disclosure under the seventh bullet point of comment number 2. The Company will also add the following disclosure to “Risks Related to Newmont Operations, Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The fair values of the Merchant Banking and Exploration Segments are based in part on certain factors that may be partially or completely outside of our control, such as the investing environment, the regulatory and political environments in countries where we operate and explore, the successful discovery, development and production of proven and probable reserves, commodity and labor prices, and other factors. In addition, certain of the assumptions underlying the December 31, 2005 Merchant Banking and Exploration Segments valuations may not be easily achieved by the Company, even though such assumptions were based on historical experience and the Company considers such assumptions to be reasonable under the circumstances.”

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Critical Accounting Policies

Exploration Segment Goodwill, page 54

3.	Please expand your accounting policy disclosure to provide investors with the following additional information:

•	Disclose that your valuation approach assumes that all future value derived from mining activities associated with future results of exploration is attributed to your exploration reporting unit.

The Company will revise “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and known mineralized material from discoveries which have not been advanced to proven and probable reserves (“value beyond proven and probable reserves”) are included in determining the fair value of mine-site reporting units and are excluded when determining the fair value of the Exploration Segment.”

•	Disclose that the speculative portion of Value Beyond Proven and Probable Reserves is attributed to the fair value of your exploration reporting unit, including the speculative value of existing mine locations.

See proposed additional disclosure in the preceding comment.

•	Disclose that your valuation approach attributes cash flows associated with actual reserve additions to an existing or new mine reporting unit.

See proposed additional disclosure in the preceding comments.

•	Clarify for investors the timing and cash flow effects of identifying new reserves in your valuation approach for the exploration reporting unit and the mine reporting units.

The Company will revise Critical Accounting Policies, Exploration Segment Goodwill, in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and capital return thresholds in increasing quantities in perpetuity. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.”

•	Disclose that near mine exploration activities will eventually lead to depletion of existing mines and that new mines will need to be created to perpetuate near mine exploration results that are used in conjunction with greenfield exploration results to attribute fair value to the exploration reporting unit.

The Staff is advised that exploration activities do not, in the opinion of Company management, lead to the depletion of existing mines. Rather, exploration activities may extend the life of existing mines. See proposed additional disclosure in the preceding comment.

•	Disclose that your valuation approach assumes that you will be able to convert future discoveries into actual mines capable of producing the assumed ounces on an annual basis.

See proposed additional disclosure in the preceding comments.

•	Disclose that your valuation approach assumes that your future cash flows are burdened only to the extent of your internal costs to explore, develop and produce the expected discoveries.

See proposed additional disclosure in the preceding comments.

•	Disclose your terminal value growth rate assumption and how that assumption impacts the amount you determine to be the fair value of the exploration reporting unit.

The Company will revise “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the terminal value growth rate within the valuation model assumptions table. Furthermore, we will add the following disclosure:

“The annual reserve addition and terminal growth rate assumptions have a significant impact on the fair value of the Exploration Segment. If the rate assumptions were reduced from 5% to 4%, the fair value of the Exploration Segment would have been approximately $1.9 billion lower at December 31, 2005.”

•	Please expand your triggering event disclosures with respect to your exploration segment to indicate that an impairment at an existing mine location would represent a triggering event for an impairment evaluation at your exploration reporting unit.

The Company will revise “Critical Accounting Policies, Exploration Segment Goodwill,” in its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 to include the following:

“Triggering events with respect to the Exploration Segment could include, but are not limited to… (vi) an impairment at an existing mine location.”

4.	We are unable to agree that your exploration valuation assumptions are reflective of all cash flows necessary to produce the expected future discoveries. Please consider modifying your valuation approach to include all cash flows that a marketplace participant would incur when engaging in your assumed level of mining activity. For instance, as your exploration reporting unit valuation model includes all the cash flows to be derived from the company’s entire future mining activities, we would expect the amount of G&A expense and other costs of doing business to be reflective of the expense the company is currently incurring to produce those quantities. We note that in 2005, the company incurred $134 million of G&A expense.

The Staff is supplementally advised that the valuation assumptions reflect the necessary cash flows used to determine what the Company believes a willing and able buyer would consider in their valuation of the Exploration Segment. Valuations used for mineral property transactions do not typically include Corporate general and administrative (“G&A”) costs in the gold mining industry. The Company’s view is that the expected production from future exploration discoveries would be incremental to existing operations for the Company or to a willing and able buyer. Furthermore, G&A costs are attributed to the “Corporate and Other” Segment and are not included in impairment testing of mine-site reporting units or other segments. Allocating all expected future G&A costs to the Exploration Segment appears inconsistent with the above treatment.

Financial Statements

5.	We have considered the information provided to us in your letter dated May 3, 2006. It appears the company should either remove the word “unaudited” from the filing or remove the measure in its entirety. Please contact us if you wish to discuss this further.

The Staff is supplementally advised that the Company has removed the “unaudited” measures from its proposed amended filing on Form 10-K/A for the year ended December 31, 2005 and will exclude these measures from future filings. See Attachment D.

The Company will contact you within a couple of days to follow up as to whether you have any further comments on the above responses. If you have questions in the meantime, please contact Russell Ball, Vice President and Controller at (303) 837-5927 or me at (303) 837-5353.

Sincerely,

/s/ Roger Johnson for
Richard T. O’Brien Senior Vice President and Chief Financial Officer

cc:	Leslie Overton, Associate Chief Accountant, Corporate Finance

Joseph Ucuzoglu, Professional Accounting Fellow

Accounting Group – Interpretations, Office of the Chief Accountant

Attachment A

Pursuant to our prior response to comment one in the Staff’s letter to the Company dated April 5, 2006, the Company proposes to revise “Item 1, Business, Exploration,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 to include greenfield and near-mine additions as follows (additional disclosure underlined):

Item 1.	BUSINESS

Exploration

As of December 31, 2005, we had proven and probable gold reserves of 93.2 million equity ounces. We added 9.4 million equity ounces to proven and probable reserves, with 8.6 million equity ounces of depletion and divestitures during 2005. A reconciliation of the changes in proven and probable reserves during the past three years is as follows:

(millions of equity ounces)	2005	2004	2003
Opening balance	92.4	91.3	86.9
Greenfield additions	5.5	11.0	8.8
Near-mine additions	3.9	1.4	6.3
Total additions (1)(2)	9.4	12.4	15.1

Acquisitions	—	—	2.3
Depletion	(8.3)	(8.3)	(8.8)
Reclassifications (3)	—	(2.0)	—
Other divestments	(0.3)	(1.0)	(4.4)

Closing balance	93.2	92.4	91.3

(1)	Additions attributable to the Exploration Segment

Total additions	9.4	12.4	15.1
Previously valued in purchase accounting	(1.2)	(1.9)	(6.5)
Reclassifications (3)	—	(2.0)	—

	8.2	8.5	8.6

(2)	The impact of the change in gold price on reserve additions was 2.6, 3.8 and 2.8 million equity ounces in 2005, 2004 and 2003, respectively.

(3)	Yanacocha reassessed the challenges involved in obtaining required permits for Cerro Quilish, primarily related to increased community concerns. Based upon this reassessment, Yanacocha reclassified 3.9 million ounces (2.0 million equity ounces) from proven and probable reserves to mineralized material not in reserve as of December 31, 2004.

Attachment B

Pursuant to response to comment two in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 1A., Risks Related to Newmont Operations - Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Risks Related to Newmont Operations

Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill

As of December 31, 2005, the carrying value of goodwill was approximately $2,879 or 21% of our total assets. Such goodwill has been assigned to our Merchant Banking ($1,562) and Exploration ($1,126) Segments, and to various mine-site reporting units in the Australia/New Zealand Segment ($191). This goodwill primarily arose in connection with our February 2002 acquisitions of Normandy and Franco-Nevada, and it represents the excess of the aggregate purchase price over the fair value of the identifiable net assets of Normandy and Franco-Nevada. We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of our reporting units to their carrying values.

Based on valuations of the Merchant Banking and Exploration Segments, the Company concluded that the estimated fair values significantly exceeded the respective carrying values as of December 31, 2005. The fair values of the Merchant Banking and Exploration Segments are based in part on certain factors that may be partially or completely outside of our control, such as the investing environment, the regulatory and political environments in countries where we operate and explore, the successful discovery, development and production of proven and probable reserves, commodity and labor prices, and other factors. In addition, certain of the assumptions underlying the December 31, 2005 Merchant Banking and Exploration valuations may not be easily achieved by the Company, even though such assumptions are based on historical experience and the Company considers such assumptions to be reasonable under the circumstances.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and known mineralized material from discoveries which have not been advanced to proven and probable reserves (“value beyond proven and probable reserves”) are included when determining the fair value of mine-site reporting units and are excluded when determining the fair value of the Exploration Segment. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and return thresholds in increasing quantities in perpetuity. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.

The Company’s approach to managing and evaluating the performance of our mine-site reporting units and Exploration Segment may differ from the approach taken by other companies in the mining industry. Other mining companies may take the view that future exploration value at mine-site reporting units should be included in the tangible assets of that reporting unit and therefore the value is subject to amortization and different impairment testing guidance. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry. The Company believes that based upon the facts known at acquisition, all value attributable to acquired assets, including goodwill residual value, was recognized for the acquired entities.

Attachment B

Based on valuations of various mine-site reporting units in the Australia/New Zealand Segment, the Company concluded that the estimated fair values exceeded the respective carrying values as of December 31, 2005. The Company concluded that the estimated fair value of the Nevada Segment did not support the carrying value as of December 31, 2005 and recorded a $41 goodwill impairment charge. In 2004, the Company recorded goodwill and long-lived assets impairment charges of $52 and $6, respectively, relating to the Pajingo reporting unit in the Australia/New Zealand Segment. The Company’s fair value estimates are based on numerous assumptions and it is possible that actual fair value could be significantly different than these estimates, as actual future quantities of recoverable minerals, gold and other commodity prices, production levels, operating costs and capital costs are each subject to significant risks and uncertainties.

In the absence of any mitigating valuation factors, the Company’s failure to achieve one or more of the December 31, 2005 valuation assumptions may result in an impairment charge. Accordingly, no assurance can be given that significant non-cash impairment charges will not be recorded in the future due to possible declines in the fair values of our reporting units. For a more detailed description of the estimates and assumptions involved in assessing the recoverability of the carrying value of goodwill, see Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, below.

Attachment C

Pursuant to response to comment three in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to provide additional disclosure in “Item 7., Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, Exploration Segment Goodwill,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (additional disclosure underlined):

Critical Accounting Policies

Exploration Segment Goodwill

The Exploration Segment is responsible for all activities, whether near-mine or greenfield, associated with the Company’s efforts to discover new mineralized material that could ultimately advance into proven and probable reserves. As discussed in greater detail below, when performing its Exploration Segment goodwill impairment testing, the Company uses historic additions to proven and probable reserves as an indication of the expected future performance of the Exploration Segment.

The Exploration Segment’s valuation model attributes all cash flows expected to be derived from future exploration discoveries, whether near-mine or greenfield, to the Exploration Segment. Therefore, the valuation model includes all expected value from future discoveries, including existing and future mine-site reporting units. Existing proven and probable reserves and known mineralized material from discoveries which have not been advanced to proven and probable reserves (“value beyond proven and probable reserves”) are included when determining the fair value of mine-site reporting units and are excluded when determining the fair value of the Exploration Segment. The valuation model includes management’s best estimates of future reserve additions from exploration activities and all revenues and costs associated with their discovery, development and production. Historical proven and probable reserve additions, excluding acquisitions, are used as an indicator of the Exploration Segment’s ability to discover additional reserves in the future. Actual reserve additions may vary significantly from year to year due to the time required to advance a deposit from initial discovery to proven and probable reserves and based on the timing of when proven and probable reserves can be reported under the Securities and Exchange Commission Industry Guide 7. The valuation model assumes that the Company will be able to perpetually develop and produce the assumed additions to proven and probable reserves from future discoveries at existing or new mine-site reporting units. These estimates assume that the Company will continue to find reserves of sufficient size and quality to meet the Company’s operational and capital return thresholds in increasing quantities in perpetuity. A reduction in reserves or a lower than expected increase in reserve additions, or a greater than expected increase in operating or capital costs, may negatively impact the value of the Exploration Segment and may result in the impairment of the Exploration Segment’s goodwill.

The Company’s approach to managing and evaluating the performance of our mine-site reporting units and Exploration Segment may differ from the approach taken by other companies in the mining industry. Other mining companies may take the view that future exploration value at mine-site reporting units should be included in the tangible assets of that reporting unit and therefore the value is subject to amortization and different impairment guidance. Absent our Exploration Segment’s success and reporting structure, we may have reached a similar conclusion regarding the goodwill allocation. As a result of these potential differences, the Company’s financial position and results of operations may not be comparable to those of other entities in the mining industry. The Company believes that based upon the facts known at acquisition, all value attributable to acquired assets including goodwill residual value was made for the acquired entities.

Internally generated proven and probable reserve additions are attributed to the Exploration Segment for purposes of determining the Company’s assumptions with respect to the expected future performance of the Exploration Segment only to the extent that such additions are derived from (i) a discovery made by the Company; or (ii) a discovery made on previously acquired properties as a result of exploration efforts conducted subsequent to the acquisition date. A portion of the additions to proven and probable reserves during 2003 through 2005 was derived from the conversion of mineralized material that had been assigned values as part of the purchase price allocation process. In addition, the Company expects that a portion of internally generated reserve additions during 2006 and the next several years will also be derived from the conversion of mineralized material which had been assigned values as part of purchase price accounting. To avoid duplication, the reserves which are expected to be derived from this mineralized material in the future are excluded from the reserve additions used in the valuation of the Exploration Segment performed in connection with the Company’s goodwill impairment tests.

Attachment C

At December 31, 2005, the $1,126 carrying value of the Exploration Segment goodwill represented approximately 99% of the carrying value of the total assets of the Exploration Segment. Based on valuations of the Exploration Segment at December 31, 2005 and 2004, the Company concluded that substantially all of the fair value of the Exploration Segment, which was significantly in excess of the carrying value, was derived from the terminal value. Also, based on the period required to advance projects from initial discovery to production, the Company estimates that the Exploration Segment will generate positive net cash flows after approximately 10 years. The valuation models included the following:

	As at December 31,
	2005	2004
Assumptions:
Initial year additions to reserves (gold ounces in millions):
Total additions	9.5	11.0
Less: Additions previously valued in purchase accounting	(0.9)	(1.0)

Additions attributable to the Exploration Segment	8.6	10.0

Annual reserve addition and terminal growth rate	5%	5%
Time horizon (years)	16	16
Time lag between reserve additions and production (years)	7.1	7.2
Production period (years)	5	5
Discount rate	8%	8%
Price/cost assumptions (per ounce of gold):
Gold price	$450	$375
Operating costs	$264	$230
Capital costs	$56	$50
Finding costs	$13	$13
Terminal value	$7,514	$5,812

The annual reserve addition and terminal growth rate assumptions have a significant impact on the fair value of the Exploration Segment. If these rate assumptions were reduced from 5% to 4%, the fair value of the Exploration Segment would have been approximately $1.9 billion lower at December 31, 2005.

The Company’s December 31, 2005 Exploration Segment goodwill valuation model assumed proven and probable reserve additions attributable to the Exploration segment of 8.6 million equity ounces in 2006. Actual proven and probable additions attributable to the Exploration segment for 2005 and 2004 compared to assumptions used at December 31, 2004 and 2003, respectively, were as follows:

(millions of equity ounces)	Actual	Assumption(1)	Excess (shortfall)
2005
Total additions	9.4	11.0	(1.6)
Additions previously valued in purchase accounting	(1.2)	(1.0)	(0.2)

Additions attributable to the Exploration Segment	8.2	10.0	(1.8)

2004
Total additions	12.4	7.9	4.5
Additions previously valued in purchase accounting	(1.9)	(5.0)	3.1
Reclassification of Cerro Quilish reserves	(2.0)	—	(2.0)

Additions attributable to the Exploration Segment	8.5	2.9	5.6

(1)	Additions assumed in the Exploration Segment valuation models for 2005 at December 31, 2004 and for 2004 at December 31, 2003.

Triggering events with respect to the Exploration Segment could include, but are not limited to: (i) the Company’s partial or complete withdrawal of financial support for the Exploration Segment; (ii) a significantly lower assumed annual reserve addition growth rate; (iii) a significant decrease in the Company’s long-term expectation of the price of gold; (iv) a significant change in the financial markets resulting in a significant increase in the discount rate; (v) a significant increase in long-term operating and capital cost estimates; and (vi) an impairment at an existing mine location. The Company currently has no plans to withdraw financial support for the Exploration Segment. For a discussion of the results of operations of the Exploration Segment, see Results of Operations, Exploration Segment, below.

Attachment D

Pursuant to our response to comment five in the Staff’s letter to the Company dated August 9, 2006, the Company proposes to revise “Note 2, Summary of Significant Accounting Policies, Ore on Leach Pads,” in its amended filing on Form 10-K/A for the year ended December 31, 2005 as follows (deleted disclosure in strikethrough):

Ore on Leach Pads

The recovery of gold from certain gold oxide ores is achieved through the heap leaching process. Under this method, oxide ore is placed on leach pads where it is treated with a chemical solution, which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads based on current mining costs, including applicable depreciation, depletion and amortization relating to mining operations. Costs are removed from ore on leach pads as ounces are recovered based on the average cost per estimated recoverable ounce of gold on the leach pad.

The estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tons added to the leach pads), the grade of ore placed on the leach pads (based on assay data) and a recovery percentage (based on ore type). In general, leach pads recover approximately 50% to 95% of the recoverable ounces in the first year of leaching, declining each year thereafter until the leaching process is complete.

Although the quantities of recoverable gold placed on the leach pads are reconciled by comparing the grades of ore placed on pads to the quantities of gold actually recovered (metallurgical balancing), the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and estimates are refined based on actual results over time. Historically, the Company’s operating results have not been materially impacted by variations between the estimated and actual recoverable quantities of gold on its leach pads. ~~At December 31, 2005 and 2004, the weighted-average cost per recoverable ounce of gold on leach pads was $133 and $142 per ounce (unaudited), respectively.~~ Variations between actual and estimated quantities resulting from changes in assumptions and estimates that do not result in write-downs to net realizable value are accounted for on a prospective basis. The ultimate recovery of gold from a leach pad will not be known until the leaching process is complete. ~~Based on current mine plans, the Company expects to place the last ton of ore on its current leach pads at dates ranging from 2006 to 2017 (unaudited). Including the estimated time required for residual rinsing and reclamation activities, the Company expects that its leaching operations will terminate approximately six years (unaudited) following the date that the last ore is placed on the leach pad.~~

~~The current portion of ore on leach pads is determined based on estimates of the quantities of gold at the balance sheet date that is expected to be recovered during the next 12 months.~~